                                                                    EXHIBIT 12.1



                             MATRIA HEALTHCARE, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (In thousands, except ratio data)

                                                                                                                SIX MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                         JUNE 30,
                                                    -----------------------------------------------------      -------------------
                                                      2002           2001      2000      1999       1998         2003       2002
                                                    --------       --------  --------  --------  ---------     --------   --------

FIXED CHARGES COMPUTATION:
    Interest expense                                $ 14,042         10,392     8,600     8,185      1,086         3,658    3,368
    Interest component of rent expense (a)             2,097          1,916     2,224     2,487      2,167         1,073      997
                                                    --------       --------  --------  --------  ---------      --------  -------
       Total fixed charges                            16,139         12,308    10,824    10,672      3,253         4,731    4,365
                                                    ========       ========  ========  ========  =========      ========  =======

PREFERRED STOCK DIVIDENDS:                                --          2,894     5,326     3,049         --            --       --
       Combined fixed charges and preferred         --------       --------  --------  --------  ---------      --------  -------
       stock dividends                                16,139         15,202    16,150    13,721      3,253         4,731    4,365
                                                    ========       ========  ========  ========  =========      ========  =======

EARNINGS COMPUTATION:
    Earnings (loss) from continuing operations
    before income taxes                              (20,144)        14,000    22,794    27,366   (100,406)        4,889    1,497
    Fixed charges                                     16,139         12,308    10,824    10,672      3,253         4,731    4,365
                                                    --------       --------  --------  --------  ---------      --------  -------
       Earnings available for fixed charges           (4,005)        26,308    33,618    38,038    (97,153)        9,620    5,862
                                                    ========       ========  ========  ========  =========      ========  =======

    Ratio of earnings to fixed charges                    -- (b)        2.1       3.1       3.6         -- (b)       2.0      1.3

    Ratio of earnings to combined fixed charges
    and preferred stock dividends                         -- (b)        1.7       2.1       2.8         -- (b)       2.0      1.3




(a) The interest factor was calculated to be one-third of rental expense under operating leases and is considered to be a representative interest factor.

(b) Earnings were insufficient to cover fixed charges. The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $20,144 and $100,406 for the years ended December 31, 2002 and 1998, respectively.